LEGACY
HOTELS

REAL ESTATE INVESTMENT TRUST

File No. 82-34729

04045120

September 21, 2004

SUPPL

RECEIVED
2004 SEP 23 A 10: 5?
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street N.W.
Washington, D.C. 20549

Re: Information Furnished Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as Amended

Ladies and Gentlemen:

Legacy Hotels Real Estate Investment Trust (the "Trust") established an exemption from the reporting requirements of the Securities Exchange Act of 1934, as amended (the " Exchange Act"), pursuant to Rule 12g3-2(b) under the Exchange Act on April 29, 2003. In connection with such exemption, each of the following additional documents, communications or information is furnished pursuant to Rule 12g3-2(b)(1)(iii):

Press Release of September 21, 2004

- **Legacy Hotels Real Estate Investment Trust Announces Quarterly Distribution**

The Trust is providing the enclosed documents, communications and information, and will provide future documents, communications and information, in reliance upon (1) Rule 12g3-2(b)(4) to the effect that such information and documents are not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and (2) Rule 12g3-2(b)(5) to the effect that the furnishing of such documents, communications and information shall not constitute an admission for any purpose that the Trust is subject to the Exchange Act.

PROCESSED
SEP 28 2004
THOMSON
FINANCIAL

dlw 9/28

CANADIAN PACIFIC TOWER
100 WELLINGTON ST. W. SUITE 1600, TD CENTRE
P.O. BOX 40, TORONTO, ONTARIO M5K 1B7
TELEPHONE: 416 874-2600 FAX: 416 874-2601

If you have any questions in connection with this submission, please communicate with our United States counsel, Robert P. Freeman, Esq., of Sidley Austin Brown & Wood, who may be contacted at 312/853-6099.

Very truly yours,
LEGACY HOTELS REAL ESTATE INVESTMENT TRUST

By: [signature]
Sari L. Diamond
Secretary

Enclosure

cc: Robert P. Freeman, Esq.

File No. 82-34729

LEGACY
HOTELS
REAL ESTATE INVESTMENT TRUST

For immediate release

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST ANNOUNCES QUARTERLY DISTRIBUTION

TORONTO, September 21, 2004 - Legacy Hotels Real Estate Investment Trust ("Legacy") (TSX: LGY.UN) today announced a third quarter distribution of $0.08 per unit to unitholders of record as of September 30, 2004. Payment will be made on or about October 20, 2004. The current level of distribution provides for Legacy to distribute less than its estimated annual earnings.

"We have experienced improving demand trends throughout our portfolio this summer, however, U.S. travel into Canada during the summer months has been lower than anticipated. A strong international tour base and domestic demand has absorbed some of this shortfall although at a lower comparative average rate," said Neil J. Labatte, Legacy's President and Chief Executive Officer.

Continued Mr. Labatte, "The underlying value of our real estate remains sound and there are solid long-term growth prospects for the lodging industry. Our portfolio is ideally positioned to benefit from improving industry fundamentals."

Legacy will release its third quarter results on October 18, 2004.

As a reminder, Legacy will be participating in Scotia Capital's Eighth Annual 'Back to School' Conference held in Toronto on September 22, 2004. Neil J. Labatte, Legacy's President and Chief Executive Officer, will present at approximately 10:55 a.m. Eastern Time.

Interested participants can access a live audio webcast of the presentation and slide materials through Legacy's website at www.legacyhotels.ca. A replay of the presentation will be archived for 90 days. The webcast will last for approximately 35 minutes.

About Legacy Hotels Real Estate Investment Trust

Legacy is Canada's premier hotel real estate investment trust with 24 luxury and first-class hotels and resorts with over 10,000 guestrooms located in Canada and the United States. The portfolio includes landmark properties such as Fairmont Le Château Frontenac, The Fairmont Royal York, The Fairmont Empress and The Fairmont Olympic Hotel, Seattle.

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Contact: Chantal Nappert
Investor Relations
Tel: (416) 874-2765
Email: investor@legacyhotels.ca
Website: www.legacyhotels.ca